

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Dr. Jean-Claude E. Gehret
President and Chief Executive Officer
E C Consulting International, Inc.
Im Aeschfeld 12
CH-4147 Aesch, Switzerland

> **Re: E C Consulting International, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2012**
> **File No. 333-183011**

Dear Dr. Gehret:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

    Due to your financial condition, even assuming the maximum offering amount, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please include updated financial statements in your next amendment.

4.   We note you provide disclosure throughout the document as of March 31, 2012. Please revise to update.

5.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

6.   We note that Dr. Gehret will attempt to sell your shares. Please revise your prospectus to disclose that he will be deemed a statutory underwriter under the Securities Act.

Prospectus Cover Page

7.   We note you provide a cross reference to your Risk Factors section on page 4. We further note that your Risk Factors section begins on page 7. Please revise.

About E C Consulting International, Inc., page 4

8.   We note you indicate on pages 4 and 7 that you have an accumulated deficit of $(25,454). Please revise to disclose your cumulative net loss.

9.   We note that you were founded in 2000 but not incorporated until 2010. Please revise your summary to discuss briefly your historical and current operations and provide additional detail in your business section.

Risk Factors, page 7

15. You may not revoke your subscription agreement once it is accepted…, page 10

10.   We note you indicate in this risk factor that the Company reserves the right to begin using the proceeds from this offering as soon as the funds have been received. We further note you indicate on page 5 that all subscription funds will be held in a noninterest-bearing account pending the completion of the offering. Please revise to reconcile.

Use of Proceeds, page 16

11.   We note you indicate that you will apply the proceeds from the offering to pay for working capital and accounting, legal and professional fees associated with the offering. As your disclosure on page 10 indicates that your offering proceeds will not cover your offering costs, please revise to clarify in this section that the offering proceeds will not cover offering costs. Please also revise discuss how the proceeds will be applied between offering costs and working capital. In addition, please revise to include the approximate amount of net proceeds intended to be used for each purpose. Please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis…, page 21

12.   Please revise your disclosure to provide more details about the company's plan of operations for the next twelve months including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Operations, page 22

13.   We note you indicate on page 22 that you had revenues of $38,022 and $73,253 in 2011 and 2012, respectively, and that your ability to fund your operations assumes you do not lose your customer. We further note you indicate on page 24 that you have provided seminars to employees of companies in Switzerland, Germany, France and Italy. Please revise your disclosure to provide more specific details regarding your revenues, including the identity of your customer(s), the services performed and your fees. If you have only received revenues from one customer to date, please add a risk factor that highlights your dependence on such customer.

14.   Please tell us why your Operating Expenses in the Table on page 22 do not include legal or accounting costs for 2012, or revise.

Liquidity, page 22

15.   We note you indicate on page 22 that your president has agreed to sign a personal promissory note if you are unable to pay the expenses of the offering within six months from the date of the prospectus. Please refer to Item 601 of Regulation S-K and file any such agreement as an exhibit or tell us why you are not required to do so.

Directors, Executive Officers, Promoters and Control Persons, page 28

16.   Please revise to describe the business experience of Dr. and Mrs. Gehret during the past five years including each person's principal occupation and employment during the past five years, the name and principal business of any organization in which such occupations and employment were carried on, and whether such organization is an affiliate of the registrant. For example purposes only, we note you indicate that Dr. Gehret used sole proprietorship entities for training programs until July 2010. Please refer to Item 401(e) of Regulation S-K.

17.   Please expand your disclosure here to provide for each director a discussion of the specific experience, qualifications, attributes and skills led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

18.   We note you indicate on page 29 that both directors' terms of office expire on March 31, 2012. Please revise to update.

Summary Executive Compensation Table, page 30

19.   We note you indicate in your Summary Executive Compensation Table that Dr. Gehret received "other compensation" of $33,942 and $73,638 in 2011 and 2012, respectively. In the narrative following the Table, please revise your disclosure to discuss the details of the "other compensation" granted to Dr. Gehret in accordance with Item 402(m)(1) of Regulation S-K. Please also refer to Item 402(o)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

20.   We note you indicate that the Company issued 24,000,000 shares of common stock to Dr. Gehret in exchange for the business of ECC and for costs/services incurred upon incorporation. Please revise to clarify what you mean by "in exchange for the business of ECC." Please also revise to provide greater details as to the services provided by Dr. and Mrs. Gehret.

21.   You appear to indicate on page 32 that a promissory note has been filed as exhibit 10.3 to your registration statement. We note that exhibit 10.3 has not been filed. Please revise to clarify.

Signatures, page II-4

22.   We note that the registration statement is signed by Dr. Jean-Claude E. Gehret on behalf of Exclusive Building Services. Please revise so that the registration statement is signed by the registrant. Please refer to Instruction 1 to Signatures on Form S-1. Please also revise your disclosure throughout the document to explain your relationship to Exclusive Building Services. In addition, we note that your legal opinion refers to "EBS." Please advise or revise your legal opinion.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-2

23.   Please file an executed version of your Articles of Incorporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Frank J. Hariton
        Via E-mail